SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                        EMMIS COMMUNICATIONS CORPORATION
                   (Name of Subject Company and Filing Person)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    291525103
                      (CUSIP Number of Class of Securities)

                             J. SCOTT ENRIGHT, ESQ.
                                 ONE EMMIS PLAZA
                               40 MONUMENT CIRCLE
                                    SUITE 700
                           INDIANAPOLIS, INDIANA 46204
                                 (317) 266-0100

                                    Copy to:
                              JAMES M. DUBIN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
            (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of the Offeror)

                            CALCULATION OF FILING FEE

         Transaction Valuation*                    Amount of Filing Fee**
         ----------------------                    ----------------------
            $399,937,500.00                               $47,073.00

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 20,250,000 shares of Class A common stock at the maximum tender offer price of $19.75 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by Emmis Communications Corporation

|X| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $47,073.00            Filing Party:  Emmis Communications Corporation
     Form or Registration No.:  Schedule TO-I         Date Filed:    May 16, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transaction to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                                  INTRODUCTION

         This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005, and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on May 25, 2005, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Commission on June 2, 2005, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Commission on June 6, 2005, Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Commission on June 13, 2005, and Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the Commission on June 14, 2005 (collectively, the "Schedule TO"), by Emmis Communications Corporation, an Indiana corporation ("Emmis" or the "Company") relating to the offer by Emmis to purchase up to 20,250,000 shares of its Class A common stock, $0.01 par value per share (the "Class A common stock") at a price not greater than $19.75 nor less than $17.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2005 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e4-(c)(1) under the Securities Exchange Act of 1934, as amended.


ITEM 11.  ADDITIONAL INFORMATION.


Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following which is incorporated by reference herein: "On June 17, 2005, Emmis issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(1)(R) to the Schedule TO and is incorporated by reference herein."


ITEM 12. EXHIBITS.


Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(R)**   Press Release, dated June 17, 2005.

** Filed herewith.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      EMMIS COMMUNICATIONS CORPORATION


                                      By: /s/ J. Scott Enright
                                          --------------------------------
                                          Name:  J. Scott Enright
                                          Title: Vice President, Associate
                                                 General Counsel and Secretary




                                                            Dated: June 17, 2005

                                  EXHIBIT INDEX

(a)(1)(A)*      Offer to Purchase dated May 16, 2005.

(a)(1)(B)*      Letter of Transmittal.

(a)(1)(C)*      Notice of Guaranteed Delivery.

(a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.

(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press Release, dated May 10, 2005, incorporated by reference to the Company's Statement on Schedule TO filed on May 10, 2005.

(a)(1)(H)*      Press Release, dated May 16, 2005.

(a)(1)(I)*      Summary Advertisement.

(a)(1)(J)* Letter to Shareholders from the Chief Executive Officer of the Company, dated May 16, 2005.

(a)(1)(K)*      Letter to Participants in the Emmis Operating Company 401(k)
                Plan.

(a)(1)(L)* Letter to Participants in the Emmis Operating Company Profit Sharing Plan.

(a)(1)(M)* Letter to Participants in the Emmis Communications Corporation Employee Stock Purchase Plan.

(a)(1)(N)*      Press Release, dated June 1, 2005.

(a)(1)(O)*      Press Release, dated June 6, 2005.

(a)(1)(P)*      Press Release, dated June 13, 2005.

(a)(1)(Q)*      Press Release, dated June 14, 2005.

(a)(1)(R)**     Press Release, dated June 17, 2005.

(a)(2)          Not Applicable.

(a)(3)          Not Applicable.

(a)(4)          Not Applicable.

(a)(5)(A)*      Notice of Hearing.

(b)(1)* Amendment Commitment Letter, dated as of May 15, 2005, among Banc of America Securities LLC, Bank of America, N.A. and Emmis Operating Company.

(b)(2)* Commitment and Engagement Letter, dated as of May 15, 2005, between Banc of America Securities LLC and the Company.

(b)(3) Revolving Credit and Term Loan Agreement dated May 10, 2004, incorporated by reference from Exhibit 10.1 to Emmis' Annual Report on Form 10-K for the fiscal year ended February 29, 2004.

(b)(4)* First Amendment to the Revolving Credit and Term Loan Agreement dated as of June 6, 2005.

(d)(1) Employment Agreement, dated as of March 1, 2004, by and between Emmis Operating Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.

(d)(2) Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2003.

(d)(3) Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Richard Cummings, incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed February 11, 2005.

(d)(4) Employment Agreement, dated as of March 1, 2002, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2003.

(d)(5) Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Walter Z. Berger, incorporated by reference from Exhibit 10.4 to the Company's Form 8-K filed February 11, 2005.

(d)(6) Employment Agreement, dated as of March 1, 2003, by and between Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2003.

(d)(7) Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(d)(8) Employment Agreement, effective as of March 1, 2003, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.

(d)(9) Amendment to Employment Agreement, dated February 7, 2005, by and between Emmis Operating Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company's Form 8-K filed February 11, 2005.

(d)(10) Change in Control Severance Agreement, dated as of March 1, 2004, by and between the Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2004.

(d)(11) Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Walter Z. Berger, incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.

(d)(12) Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.

(d)(13) Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Randall D. Bongarten, incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2003, as amended by Amendment to Employment Agreement, dated May 13, 2005, by and among the Company, Emmis Operating Company and Randall D. Bongarten, incorporated by reference from Exhibit
                10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(d)(14) Change in Control Severance Agreement, dated as of August 11, 2003, by and between the Company and Richard F. Cummings, incorporated by reference from Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 2003.

(d)(15) Emmis Operating Company Profit Sharing Plan, as amended, effective March 1, 1997 incorporated by reference from Exhibit
                10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2003.

(d)(16) Emmis Communications Corporation 1994 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company's Registration Statement on Form S-1, File No. 33-73218.

(d)(17) The Emmis Communications Corporation 1995 Non-Employee Director Stock Option Plan, incorporated by reference from Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995.

(d)(18) The Emmis Communications Corporation 1995 Equity Incentive Plan, incorporated by reference from Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(d)(19) Emmis Communications Corporation 1997 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1998.

(d)(20) Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company's proxy statement dated May 26, 1999.

(d)(21) Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company's proxy statement dated May 25, 2001.

(d)(22) Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company's proxy statement dated May 30, 2002.

(d)(23) Emmis Communications Corporation 2004 Equity Compensation Plan, incorporated by reference from the Company's proxy statement dated May 28, 2004.

(d)(24) 2005 Stock Compensation Program Restricted Stock Agreement Form (tax vesting option), incorporated by reference to the Company's Form 10-Q for the quarter ended November 30, 2004.

(d)(25) 2005 Stock Compensation Program Restricted Stock Agreement Form (non-tax vesting option), incorporated by reference to the Company's Form 10-Q for the quarter ended November 30, 2004.

(d)(26) 2005 Stock Compensation Program, incorporated by reference to the Company's Form 8-K filed December 21, 2004.

(d)(27) 2005 Outside Director Stock Compensation Program, incorporated by reference to the Company's Form 8-K filed December 21, 2004.

(d)(28) Form of Stock Option Grant Agreement, incorporated by reference to the Company's Form 8-K filed March 7, 2005.

(d)(29) Form of Restricted Stock Option Grant Agreement, incorporated by reference to the Company's Form 8-K filed March 7, 2005.

(d)(30) Director Compensation Policy effective May 13, 2005, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2005.

(g)             Not Applicable.

(h)             Not Applicable.


* Previously filed.
** Filed herewith.